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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                           --------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 2)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         CHOCK FULL O'NUTS CORPORATION

                           (Name of Subject Company)

                          CFN ACQUISITION CORPORATION
                              SARA LEE CORPORATION

                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.25 PER SHARE
        7% CONVERTIBLE SENIOR SUBORDINATED DEBENTURES DUE APRIL 1, 2012
         8% CONVERTIBLE SUBORDINATED DEBENTURES DUE SEPTEMBER 15, 2006

                         (Title of Class of Securities)

                                     170268

                                   170268AC0
                                   170268AB2

                     (CUSIP Numbers of Class of Securities)
                           --------------------------

                           JANET LANGFORD KELLY, ESQ.
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                              SARA LEE CORPORATION
                           THREE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60602
                           TELEPHONE: (312) 726-2600

          (Name, Address and Telephone Number of Person authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                         CHARLES W. MULANEY, JR., ESQ.
                SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                       333 WEST WACKER DRIVE, SUITE 2300
                          CHICAGO, ILLINOIS 60606-1285
                           TELEPHONE: (312) 407-0700

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE
                       $227,230,568                                                    $45,447

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase in cash of (i) 10,830,922 shares of common stock, $.25 par value (the "Shares") (and the associated Common Stock Purchase Rights), of Chock Full O'Nuts, a New York corporation (the "Company"), at a price of $10.50 per Share, (ii) 401,000 unexercised outstanding options to acquire Shares under various employee stock option plans, at a price of $10.50 per Share, (iii) $51,693,000 aggregate principal amount of the Company's 7% Convertible Senior Subordinated Debentures due April 1, 2012 (the "7% Debentures"), at a price of $1,275.82 per $1,000 principal amount, and (iv) $32,240,000 aggregate principal amount of the Company's 8% Convertible Subordinated Debentures due September 15, 2006 (the "8% Debentures" and, together with the 7% Debentures, the "Convertible Debentures"), at a price of $1,344.43 per $1,000 principal amount. Such number of Shares represents all of the Shares outstanding as of March 12, 1999 based on the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 1999, and such number of options and such outstanding aggregate principal amount of Convertible Debentures represents all of the options and Convertible Debentures outstanding as of July 31, 1998 based on the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1998 (except that with respect to the 8% Debentures, the Company has reported that it has subsequently redeemed $5,000,000 aggregate principal amount of such debentures). The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                            Form or
                                            Registration
Amount Previously Paid:    Not applicable.  No.:           Not applicable.
Filing Party:              Not applicable.  Date Filed:    Not applicable.

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
                                     14D-1

CUSIP NOS. 170268

           170268AC0
         170268AB2

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS  CFN Acquisition Corporation
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /

                                                                         (b) / /
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3   SEC USE ONLY

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4   SOURCE OF FUNDS

    AF (See Item 10 of the Offer to Purchase)
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
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7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
--------------------------------------------------------------------------------

8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    0.0%
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10  TYPE OF REPORTING PERSON

    CO
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
                                     14D-1

CUSIP NOS. 170268
         170268AC0
         170268AB2

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS  Sara Lee Corporation
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  36-208-9049

--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   SOURCE OF FUNDS

    WC (See Item 10 of the Offer to Purchase)
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Maryland
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7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    598,328
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8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)*

    5.29%
--------------------------------------------------------------------------------

10  TYPE OF REPORTING PERSON

    CO
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
                                  TENDER OFFER

    This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by CFN Acquisition Corporation, a New York corporation ("Purchaser") and a wholly owned subsidiary of Sara Lee Corporation, a Maryland corporation ("Sara Lee"), to purchase (i) all of the outstanding shares of common stock, par value $.25 per share, and the associated common stock purchase rights (the "Rights") issued pursuant to the Amended and Restated Rights Agreement, dated as of December 30, 1997, by and between Chock Full O'Nuts Corporation, a New York corporation (the "Company"), and the American Stock Transfer & Trust Company, as Rights Agent (such shares of common stock and the associated Rights, collectively, the "Shares"), at a price of $10.50 per Share, (ii) all of the outstanding 7% Convertible Senior Subordinated Debentures due April 1, 2012 (the "7% Debentures"), at a price of $1,275.82 per $1,000 principal amount, and (iii) all of the outstanding 8% Convertible Subordinated Debentures due September 15, 2006 (the "8% Debentures" and, together with the 7% Debentures, the "Convertible Debentures"), at a price of $1,344,43 per $1,000 principal amount, of the Company, the respective offer prices being net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 7, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit 1, and in the applicable Letters of Transmittal, copies of which are attached hereto as Exhibits 2(a), 2(b) and 2(c) (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Chock Full O'Nuts Corporation, and the address of its principal executive offices is 370 Lexington Avenue, New York, New York 10017.

    (b) The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "Section 6--Price Range of the Shares; Dividends on the Shares; Price Range of the Convertible Debentures" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d), (g) This Statement is being filed by Purchaser and Sara Lee. The information set forth in the "Introduction" and "Section 9--Certain Information Concerning Sara Lee and Purchaser" of the Offer to Purchase and Schedule II thereto is incorporated herein by reference.

    (e)-(f) During the last five years neither Purchaser nor Sara Lee nor, to the best knowledge of Purchaser and Sara Lee, any of the persons listed in
Schedule II of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)(1) Other than the transactions described in Item 3(b) below, neither Purchaser nor Sara Lee nor, to the best knowledge of Purchaser and Sara Lee, any of the persons listed in Schedule II of the Offer to Purchase has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

    (a)(2) Other than the transactions described in Item 3(b) below, neither Purchaser nor Sara Lee nor, to the best knowledge of Purchaser and Sara Lee, any of the persons listed in Schedule II of the Offer to Purchase has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

    (b) The information set forth in the "Introduction," "Section 9--Certain Information Concerning Sara Lee and Purchaser," "Section 11--Background of the Offer; Contacts with the Company" and "Section 12--Purpose of the Offer and the Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in "Section 10--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

    (c)     Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in the "Introduction," "Section 11--Background of the Offer; Contacts with the Company" and "Section 12--Purpose of the Offer and the Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

    (f)-(g) The information set forth in "Section 7--Effect of the Offer on the Market for the Securities; Exchange Listings; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in "Section 9--Certain Information Concerning Sara Lee and Purchaser" and "Section 11--Background of the Offer; Contacts with the Company" of the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the "Introduction," "Section 10--Source and Amount of Funds," "Section 11-- Background of the Offer, Contacts with the Company," "Section 12--Purpose of the Offer and the Merger; Plans for the Company" and "Section 16--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in "Section 16--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in "Section 9--Certain Information Concerning Sara Lee and Purchaser" of the Offer to Purchase, including the financial statements and related notes thereto incorporated by reference in Section 9, is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser or Sara Lee, or to the best knowledge of Purchaser and Sara Lee, any of the persons listed in Schedule II of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

    (b)-(c) The information set forth in the "Introduction," "Section 14--Conditions to the Offer" and "Section 15--Certain Legal Matters; Regulatory Approval" of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in "Section 7--Effect of the Offer on the Market for the Securities; Exchange Listings; Exchange Act Registration; Margin Regulations" and "Section 15--Certain Legal Matters; Regulatory Approval" of the Offer to Purchase is incorporated herein by reference.

    (e)     None.

    (f) The information set forth in the Offer to Purchase and the Letters of Transmittal, copies of which are attached hereto as Exhibits 1 and 2(a), 2(b) and 2(c), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

    (a)(1)   Offer to Purchase dated May 7, 1999.

    (a)(2)(a)  Letter of Transmittal--Shares.

    (a)(2)(b)  Letter of Transmittal--7% Debentures.

    (a)(2)(c)  Letter of Transmittal--8% Debentures.

    (a)(3)(a)  Notice of Guaranteed Delivery--Shares.

    (a)(3)(b)  Notice of Guaranteed Delivery--7% Debentures.

    (a)(3)(c)  Notice of Guaranteed Delivery--8% Debentures.

    (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7)  Summary Advertisement dated May 7, 1999.

    (a)(8)  Press Release of Sara Lee dated May 4, 1999.

    (a)(9)  Press Release of Sara Lee dated May 7, 1999.

    (b)    None.

    (c)    None.

    (d)    None.

    (e)    Not applicable.

    (f)    Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 1999                                 CFN ACQUISITION CORPORATION

                                                                By:                          /s/ R. HENRY KLEEMAN
                                                                                  -------------------------------------------
                                                                Name:      R. Henry Kleeman
                                                                Title:     Vice President and Assistant Secretary

                                                                SARA LEE CORPORATION

                                                                By:                           /s/ ANN E. ZEIGLER
                                                                                  -------------------------------------------
                                                                Name:      Ann E. Ziegler
                                                                Title:     Vice President--Corporate Development

                               INDEX TO EXHIBITS

  EXHIBIT
  NUMBER     EXHIBIT
-----------  -----------------------------------------------------------------------------------------------------
1            Offer to Purchase dated May 7, 1999.

2(a)         Letter of Transmittal--Shares.

2(b)         Letter of Transmittal--7% Debentures.

2(c)         Letter of Transmittal--8% Debentures.

(3)(a)       Noice of Guaranteed Delivery--Shares.

(3)(b)       Notice of Guaranteed Delivery--7% Debentures.

(3)(c)       Notice of Guaranteed Delivery--8% Debentures.

4            Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

5            Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

6            Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

7            Summary Advertisement dated May 7, 1999.

8            Press Release of Sara Lee dated May 4, 1999.

9            Press Release of Sara Lee dated May 7, 1999.